

CARDIOME PHARMA CORP.
6190 Agronomy Road, Suite 405
Vancouver, B.C.
V6T 1Z3
Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME ANNOUNCES PUBLICATION OF POSITIVE DATA FROM A STUDY COMPARING VERNAKALANT IV VERSUS PROPAFENONE AND FLECAINIDE

Vancouver, Canada, September 23, 2013 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced publication of positive data from an open label study in patients with atrial fibrillation that compared treatment with vernakalant intravenous (IV) to oral propafenone and oral flecainide. Patients treated with vernakalant achieved conversion to normal sinus rhythm in a median time of 12 minutes compared to 151 minutes for the propafenone group and 162 minutes for the flecainide group ($p<0.01$). These results appeared in the current issue of the Journal of Atrial Fibrillation, a peer reviewed medical journal, and represents the first study to compare these three agents.

"I am pleased that the favorable results of this study show that in patients with recent onset atrial fibrillation, treatment with vernakalant IV was associated with more rapid conversion to normal sinus rhythm than propafenone or flecainide, both of which are frequently prescribed antiarrhythmic medications," stated William Hunter, M.D., Chief Executive Officer of Cardiome Pharma Corp. "The faster conversion rate with intravenous vernakalant experienced at this center translated to shorter length of stay in the emergency room compared to the other two therapies and we believe these results can be replicated across other centers worldwide in similar patient groups."

"Vernakalant IV, with its fast onset of action, is a well-tolerated and effective alternative to propafenone or flecainide in this patient population," stated Diego Conde, M.D., Chief of Cardiovascular Emergency Care Section, Instituto Cardiovascular de Buenos Aires. "The significant advantage in time to conversion to normal sinus rhythm with vernakalant compared to propafenone or flecainide, that leads to a reduction in hospital stay-length may result in patient benefits," Dr. Conde added.

Patients with symptomatic recent onset atrial fibrillation (less than 48 hours duration) without structural heart disease or hemodynamic instability were eligible for the study. Subjects received a single oral dose of 600 mg of propafenone (N=50), a single oral dose of 300 mg of flecainide (N=50), or vernakalant IV (N=50) in an initial dose of 3.0 mg/kg for 10 minutes and an additional 2 mg/kg if atrial fibrillation had not resolved within 15 minutes. The conversion rate approximated 80% in both the propafenone and flecainide groups at 8 hours versus 90% in the vernakalant group at 2 hours. This difference was not statistically significant at 8 hours. In addition to the more rapid time to cardioversion, patients treated with vernakalant IV experienced a significantly shorter median hospital length of stay, 243 minutes (interquartile range [IQR], 190-276) versus 422 minutes (IQR, 341- 739) for the patients treated with propafenone and 410 minutes (IQR, 330-727) for the patients treated with flecainide ($p<0.01$). No adverse events were reported.[1]

References:

1. Conde, D. et al. Conversion of Recent-Onset Atrial Fibrillation: Which Drug is the Best? *Journal of Atrial Fibrillation.* 2013;6(2). Accessed online September 17, 2013

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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